

July 27, 2009

Mr. Cody Love
Chief Executive Officer
On Demand Heavy Duty Corp.
9916 Elbow Drive SW
Calgary, Alberta, Canada T2V 1M5

> **Re: On Demand Heavy Duty Corp.**
> **Form S-1, Amendment No. 1**
> **Filed July 13, 2009**
> **File No. 333-159693**

Dear Mr. Love:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1, Amendment No. 1, Filed July 13, 2009

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   Amend your filing to include a current auditor's consent. Amendments require an auditor's consent dated within 30 days of the filing.

Summary, page 3

3.   We note your response to our prior comment 3 and reissue the comment. Your disclosure in the Summary section on page 3 is still inconsistent with your disclosure in the Description of Business section beginning on page 14. Please revise.

Description of Business, page 14

4.   You state here, "We have not begun operations and will not begin operations until we have completed this offering." Revise your disclosure to explain how you will be able to begin operations after you have completed the offering, since you will not be receiving the proceeds of the offering.

5.   Revise this section to clarify how much cash you will need to operate for one year under your current business plan and what business activities that plan includes. Clarify your specific capital needs and how you expect to raise these funds. Prior comment 6 in our letter dated July 2, 2009, requested that you to add this information here as well as to your Risk Factors section.

Marketing, page 15

6.   We note your response to our prior comment 15 and reissue the comment. In your response, you state that "we have revised the Registration Statement and deleted reference to Mr. Love's 'strong network in the oil and gas industry in Alberta.'" Actually, the reference still appears on page 15 of your filing. Please revise.

Plan of Operation, page 18

7.   We note your statements**,** "Upon completion of <u>our public offering</u>, our specific goal is to profitably sell our services. … We expect to complete <u>our public offering</u> within 270 days after the effectiveness of <u>our registration statement</u> by the Securities and Exchange Commissions [sic]. We intend to concentrate all our efforts on raising capital during this period. We do not plan to begin business operations until we complete <u>our public offering</u> [emphasis added]." Since you are not receiving any proceeds from this offering, explain this disclosure to us.

Financial Statements

Note 2 – Summary of significant accounting policies, page F-6

e) Foreign currency translation, page F-6

8.   We note your response to prior comment 21 in our letter dated July 2, 2009, and are unable to agree with your conclusions. You state in your filing, "All of our business in Canada will be in Canadian Dollars," and your response confirms that you believe this will be true. Although you have told us that you intend to expand your business to the U.S. in the future, your filing indicates that you intend to operate initially in Canada. As such, U.S. GAAP would require you to designate the Canadian dollar as your functional currency at this time. We refer you to paragraphs 5-6 and 39-46 of SFAS 52, where the criteria considered in determining the functional currency is described. Your current accounting policies should not be based upon future intentions but should be reevaluated if your business changes in the future. We note that using the Canadian dollar as your functional currency does not preclude you from using the U.S. dollar as your reporting currency.

k) Recent accounting pronouncements, page F-7

9.   We reissue prior comment 22 in our letter dated July 2, 2009, as your revised disclosure does not comply with the concerns in our comment. Your disclosure regarding SAB 110 states that you will assess the standard for fiscal 2009 notwithstanding the fact that fiscal 2009 has already ended. Your disclosure regarding SFAS 160 states that you will adopt it on March 1, 2009, a date already passed; in any event, it appears that you were required to adopt it on February 1, 2009. Your disclosure regarding SFAS 157 states that you will adopt it on March 1, 2008, a date long past.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sandra Eisen at (202) 551-3864 or Christopher White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director